UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                              ENERGY PARTNERS, LTD.
               ---------------------------------------------------
                                (Name of Issuer)
               Shares of Common Stock, par value $0.001 per share
               ---------------------------------------------------
                         (Title of Class of Securities)
                                    29270U303
               ---------------------------------------------------
                                 (CUSIP Number)

                                   Steve Pully
                              Carlson Capital, L.P.
                        2100 McKinney Avenue, Suite 1600
                                Dallas, TX 75201
                                 (214) 932-9600

                                 with a copy to

                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 21, 2009
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A        PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS

        Double Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
        [ ]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            3,783,052
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             3,783,052
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,783,052
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A        PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

        Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

        [ ]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            204,841
                   ----------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   ----------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             204,841
                   ----------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         204,841
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A         PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS

        Black Diamond Relative Value Offshore Ltd.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

        [ ]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            40,891
                   ----------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   ----------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             40,891
                   ----------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         40,891
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)

        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A         PAGE 5 OF 13 PAGES
--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS

        Carlson Capital, L.P.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

        [ ]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            4,038,221
                   ----------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   ----------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             4,038,221
                   ----------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         4,038,221
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)

        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A         PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS

        Asgard Investment Corp.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

        [ ]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            4,038,221
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             4,038,221
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         4,038,221
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)

        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.   29270U303                SCHEDULE 13D/A         PAGE 7 OF 13 PAGES
--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS

        Clint D. Carlson
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

        [ ]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            4,038,221
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             4,038,221
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         4,038,221
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)

        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A         PAGE 8 OF 13 PAGES
--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS

        Steven J. Pully
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------
    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

        [ ]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            369 (1)
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             369 (1)
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         369 (1)
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)

        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

-------------------
(1) Does not include 69 Phantom Stock units.

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A         PAGE 9 OF 13 PAGES
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 6 (this "Amendment") is filed with respect to the
Schedule 13D originally filed with the Commission on December 3, 2007, as heretofore amended (the "Schedule 13D"), relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of Energy Partners, Ltd., a Delaware corporation (the "Issuer"), and amends and supplements the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in the entirety as follows:

          (a) This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore Ltd."), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore Ltd."),
(iii) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company ("Relative Value Offshore Ltd.", and together with Double Offshore Ltd. and Offshore Ltd., the "Funds"), (iv) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (v) Asgard Investment Corp., a Delaware corporation and the general partner of Carlson Capital, ("Asgard"), (vi) Mr. Clint D. Carlson, President of Asgard and Chief Executive Officer of Carlson Capital (collectively, the "Carlson Reporting Persons") and (vii) Steven J. Pully, an employee of Carlson Capital and member of the Issuer's Board of Directors (together with the Carlson Reporting Persons, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard are set forth in Appendix B attached hereto.

          (b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, TX.

          (c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to a managed account (the "Account"). The principal business of Asgard is serving as the general partner of Carlson Capital. The principal business of Mr. Clint D. Carlson is serving as President of Asgard and Chief Executive Officer of Carlson Capital and the principal business of Mr. Pully is serving as an employee of Carlson Capital.

          (d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Carlson and Mr. Pully are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and restated in the entirety as follows:

            The funds previously reported in Item 3 were those used with respect to the shares of common stock that were converted into shares of Common Stock as described in Item 4 below. The remaining portion of Common Stock held by the Carlson Reporting Persons was acquired pursuant to the conversion of the Carlson Reporting Persons' investment in the 9.75% Senior Unsecured Notes due 2014,

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A         PAGE 10 OF 13 PAGES
--------------------------------------------------------------------------------

as described in Item 4 below. Such notes were originally acquired at an aggregate purchase price of approximately $30,481,125 through open market transactions with the relevant funds' working capital. Mr. Pully's shares were granted to him in his role as a member of the Issuer's Board of Directors.

ITEM 4.   PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

          On September 21, 2009 (the "Effective Date"), the Issuer consummated the transactions contemplated by its modified second amended joint plan of reorganization (the "Plan"), which provided for (a) the holders of the Issuer's 9.75% Senior Unsecured Notes due 2014, Senior Floating Notes due 2013 and 8.75% Senior Notes due 2010 to receive, in exchange for their total claim (including principal and interest), their pro rata share of 95% of the Common Stock to be issued pursuant to the Plan and (b) the holders of old common stock interests, par value $0.01 per share, to receive, in exchange for their total claim, their pro rata share of 5% of the Common Stock. As a result, the Carlson Reporting Persons' 2,994,968 shares of Common Stock and their investment in the Issuer's 9.75% Senior Unsecured Notes due 2014 were automatically converted to the number of Common Stock shares disclosed on the cover pages hereto, as described herein. The Form 4 filed by Steven J. Pully on September 23, 2009 indicates that the 6,819 (which included 819 phantom shares) shares of Common Stock and 293.6863 Phantom Stock units held by Mr. Pully were similarly converted.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) As of the close of business on September 24, 2009, the Carlson Reporting Persons beneficially owned an aggregate of 4,038,221 shares of Common Stock, constituting approximately 10.1% of the shares of Common Stock outstanding. As of the close of business on September 24, 2009, Steven J. Pully beneficially owned 438 shares of Common Stock, including 69 Phantom Stock shares, convertible on a 1 for 1 basis, to be settled upon his retirement from the Board of Directors. The Reporting Persons may be deemed to be a "group," which "group" may be deemed to beneficially own an aggregate of 4,038,659 shares of Common Stock, representing approximately 10.1% of the outstanding shares of Common Stock. However, the Carlson Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mr. Pully, and Mr. Pully expressly disclaims beneficial ownership of the shares of Common Stock owned by the Carlson Reporting Persons. The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock which such person does not own.

          The percentages used herein are based upon the 40,000,000 shares of Common Stock reported by the Issuer to be outstanding as of September 24, 2009.

          (b) Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 204,841 shares reported herein as owned by Offshore Ltd., (ii) the 3,783,052 shares reported herein as owned by Double Offshore Ltd., (iii) the 40,891 shares reported herein as owned by Relative Value Offshore Ltd., and (iv) an additional 9,437 shares held in the Account. Mr. Pully has the power to vote and direct the disposition of 369 shares of Common Stock owned by him individually; the remainder of Mr. Pully's shares are Phantom Stock shares not yet settled.

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A         PAGE 11 OF 13 PAGES
--------------------------------------------------------------------------------

          (c) Other than the conversion described above in Item 4, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in the entirety as follows:

          Except as otherwise set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement by and among the Carlson Reporting Persons
           (previously filed)

Exhibit 2: Letter Agreement by and among the Carlson Reporting Persons, the
           Nominees and the Issuer, dated as of April 1, 2008 (previously filed)

Exhibit 3: Press Release dated April 1, 2008 (previously filed)

Exhibit 4: Amended and Restated Joint Filing Agreement by and among the
           Reporting Persons

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                 SCHEDULE 13D/A         PAGE 12 OF 13 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 25, 2009


                                      BLACK DIAMOND OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      DOUBLE BLACK DIAMOND OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      CARLSON CAPITAL, L.P.

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

--------------------------------------------------------------------------------
CUSIP NO.   29270U303                SCHEDULE 13D/A         PAGE 13 OF 13 PAGES
--------------------------------------------------------------------------------

                                      ASGARD INVESTMENT CORP.

                                      By:    /s/ Clint D. Carlson
                                             -----------------------------------
                                      Name:  Clint D. Carlson
                                      Title: President

                                      /s/ Clint D. Carlson
                                      ------------------------------------------
                                      Clint D. Carlson

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      Steven J. Pully

                                    EXHIBIT 4

                     AMENDED AND RESTATED JOINT FILING AGREEMENT

The Joint Filing Agreement previously entered into by the Carlson Reporting Persons is amended and restated in the entirety as set forth herein. The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: September 25, 2009

                                      BLACK DIAMOND OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      DOUBLE BLACK DIAMOND OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      CARLSON CAPITAL, L.P.

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      ASGARD INVESTMENT CORP.

                                      By:    /s/ Clint D. Carlson
                                             -----------------------------------
                                      Name:  Clint D. Carlson
                                      Title: President

                                      /s/ Clint D. Carlson
                                      ------------------------------------------
                                      Clint D. Carlson

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      Steven J. Pully

                                   APPENDIX B

                   DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD

The following sets forth the name, position, and principal occupation of each director and executive officer of Asgard Investment Corp. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 16, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. owns any Shares.


Asgard Investment Corp.

Name               Position               Principal Occupation    Citizenship
Clint Carlson      Director/President     Investment Manager      United States
Nancy Carlson      Secretary/Treasurer    Executive               United States